Exhibit (a)(7)(A)

Exela Technologies, Inc. (“Exela”), is offering to repurchase shares of Common Stock and then retiring those shares.

The Company is offering $1 in New Notes for each repurchased share, thus for every 25 shares tendered, a shareholder will receive $25.00 of New Notes maturing in 2029 and paying cash interest of 6% each year. The tender offer is for increments of 25 shares.

The principal amount of New Notes represents an 82% increase over the last reported sales price of our Common Stock as of January 25, 2022, on the Nasdaq Capital Market of $0.55 per share.

If you wish to tender your shares in the Offer, you need to contact your brokerage firm and follow their procedures for instructing them to tender your shares. This is typically found in the messaging center or documents center in your online portal.

Because it may take some time for the broker to process your instructions, you should contact them far enough in advance of the Expiration Date to enable them to follow your instructions. The Expiration Date is 12:00 midnight, New York City time, on February 24, 2022.

Shareholders who are not U.S. persons will also have to arrange for payment of any applicable withholding tax through their broker.

If you are having difficulty in instructing your broker, you may contact the Information Agent for assistance at D.F. King & Co., Inc., Call Toll-Free: (888) 644-6071, Email: exela@dfking.com. However, neither the Company, the Information Agent, nor the Exchange Agent can accept your tender directly, only the broker can tender on your behalf.

You should read the Offer Documents in their entirety and consult your own financial, tax, legal and other advisors and must make your own decision as to whether to tender your shares of Common Stock.

https://to.exelatech.com/

Thank you,

D.F. King & Co., Inc.

Internal ID:

D.F. King & Co., Inc. | 48 Wall Street , New York , NY 10005

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